EXHIBIT 99.7

Telkom SA Limited
(Registration Number 1991/005476/06)
ISIN ZAE000044897
JSE and NYSE Share Code TKG
("Telkom" or "the Company")

Telkom SA Limited (TKG) Resignation of Director

In compliance with paragraph 3.59(b) of the Listings Requirements of the JSE Limited, the Board of Telkom hereby advises that Mr Mark Lamberti has resigned as an independent non executive director of Telkom with effect from 3 June 2008.

The Board thanks Mr Lamberti for his commitment and valuable contribution to Telkom, given ex gratia over the past year and wishes him well in his future endeavours.

Pretoria
4 June 2008

Sponsor
UBS Securities South Africa (Pty) Limited